UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Cutera, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

232109108
(CUSIP Number)

Efrem Kamen
Pura Vida Investments, LLC
512 West 22nd Street, 7th Floor
New York, New York 10011
646-757-2180

With a copy to:

Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 27, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Pura Vida Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,554,795*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,554,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,795*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%**
14	TYPE OF REPORTING PERSON IA

* Consists of 1,154,795 shares of Common Stock and 400,000 shares of Common Stock underlying options that are exercisable as of July 27, 2023.

** All percentage calculations set forth herein are based upon the aggregate of 19,890,269 shares of Common Stock outstanding as of May 18, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 17, 2023.

1	NAME OF REPORTING PERSON Efrem Kamen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,554,795*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,554,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,795*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%**
14	TYPE OF REPORTING PERSON IN, HC

* Consists of 1,154,795 shares of Common Stock and 400,000 shares of Common Stock underlying options that are exercisable as of July 27, 2023.

** All percentage calculations set forth herein are based upon the aggregate of 19,890,269 shares of Common Stock outstanding as of May 18, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2023.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Schedule 13D filed with the SEC on April 13, 2023 by the Reporting Persons (“Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on May 10, 2023 by the Reporting Persons, by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the SEC on June 12, 2023 by the Reporting Persons, and by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the SEC on July 25, 2023 by the Reporting Persons (such Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Initial 13D”), relating to the Common Stock of the Issuer. Except to the extent set forth in this Amendment No. 4, all information disclosed in the Initial 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings ascribed to them in the Initial 13D.

Percentage beneficial ownership reported herein is based on 19,890,269 shares of Common Stock outstanding as of May 18, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2023.

This Amendment No. 4 amends Items 3, 5, 6 and 7 as set forth below:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Initial 13D is hereby amended and supplemented to add the following information:

The Reporting Persons purchased for the accounts of the Pura Vida Funds call options referencing 200,000 shares of Common Stock for aggregate consideration of $284,058 (net of commissions). In addition, the Reporting Persons sold for the accounts of the Pura Vida Funds 108,807 shares of Common Stock and put options referencing 200,000 shares of Common Stock and received aggregate consideration of $2,072,474 (net of commissions).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Initial 13D is hereby amended and supplemented to add the following information:

(a), (b) The Reporting Persons each beneficially own an aggregate of 1,554,795 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 7.82% of the outstanding shares of Common Stock, based on 19,890,269 shares of Common Stock outstanding as of May 18, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2023.

(c) Exhibit 99.6 filed herewith, which is incorporated by reference into this Item 5(c) as if restated in full, describes the transactions in the Common Stock or derivatives relating to Common Stock that were effected by the Reporting Persons for the benefit of the Pura Vida Funds on and since July 25, 2023. Except as set forth in Exhibit 99.6 filed herewith, no reportable transactions were effected by any Reporting Person since July 25, 2023.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 is hereby amended and supplemented to add the following information:

The Reporting Persons acquired call options referencing 200,000 shares of Common Stock with an expiration date of August 18, 2023, representing approximately 1.01% of the total outstanding shares of Common Stock and having a weighted average strike price of $17.50 per share. In addition, the Reporting Persons sold put options referencing 200,000 shares of Common Stock with an expiration date of August 18, 2023, representing approximately 1.01% of the total outstanding shares of Common Stock and having a weighted average strike price of $15 per share.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 99.6	Trading Data

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2023

PURA VIDA INVESTMENTS, LLC

By:	/s/ Efrem Kamen
	Name:	Efrem Kamen
	Title:	Managing Member

EFREM KAMEN

By:	/s/ Efrem Kamen
	Name:	Efrem Kamen

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement between Pura Vida Investments, LLC and Efrem Kamen*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Cooperation Agreement by and between Cutera, Inc. and Pura Vida Investments, LLC, dated as of May 9, 2023*

Exhibit 99.4	Trading Data*

Exhibit 99.5	Trading Data*

Exhibit 99.6	Trading Data

*Previously filed.